Exhibit 99.5

Risk Factors

Gorilla anticipates that a material portion of Gorilla’s future revenues will be from the Government of the Arab Republic of Egypt (“GoE”), and, therefore, the loss of this customer could materially and adversely affect its business, results of operations and financial condition.

The Firm-Fixed Price Contract for Supply & Installation of Equipment with the GoE (the “Egypt Contract”), denominated in Egyptian pounds (“EGP”), includes revenues of approximately EGP 8.4 billion (the “Contract Price”) (or $273 million, based on the exchange rate as of August 15, 2023, excluding any transaction costs and fees associated with the conversion of EGP into U.S. dollars) to be paid in installments through 2026. The Egypt Contract is anticipated to account for a material portion of Gorilla’s future revenues. Gorilla’s ability to retain the GoE as a customer is dependent on factors, including, but not limited to the following:

●	Gorilla satisfying the conditions which banks chartered and doing business in Egypt impose on Gorilla for issuance of the letters of guarantee securing Gorilla’s performance required under the Egypt Contract;

●	Gorilla obtaining any financing needed to fulfill its obligations under the Egypt Contract;

●	Gorilla timely delivering the goods and services required by the Egypt Contract; and

●	Gorilla’s products passing any inspection(s) required by the Egypt Contract.

Failure to achieve or meet any of these factors may cause Gorilla to not be able to retain the GoE as a customer or otherwise limit Gorilla’s ability to realize the full benefits of the Egypt Contract. The loss of the GoE as a customer could result in a significant reduction of Gorilla’s anticipated revenues, which could materially and adversely affect Gorilla’s business, results of operations and financial condition.

Exchange controls, restrictions on the movement of capital out of Egypt, or other restrictions otherwise affecting our ability to convert EGP into currencies needed to fund our operations may have a material adverse effect on our results of operations, liquidity and financial condition.

Under the Egypt Contract, Gorilla expects to receive payments from the GoE in EGP. As a result, Gorilla anticipates that a material component of its capital inflows will be denominated in EGP in the immediate future. However, Gorilla does not anticipate that a material portion of its operational expenses will be denominated in EGP over such time frame. Consequently, Gorilla anticipates that most EGP that Gorilla receives as a result of the Egypt Contract will need to be exchanged for other currencies in order to fund the Company’s operations. The Central Bank of Egypt has quotas which limit the ability of Egyptian financial institutions to convert EGP to U.S. dollars. Companies that import “essential” goods are given priority for exchanges of EGP to foreign currencies by onshore institutions. The products provided by Gorilla (and its subcontractors) under the Egypt Contract currently qualify as “essential” goods. Thus, Gorilla anticipates that it will be a beneficiary of regulations that prioritize vendors like Gorilla for the purposes of effectuating currency exchanges at Egyptian financial institutions. However, even with this regulatory privilege, Gorilla anticipates that it may take months to convert EGP it receives under the Egypt Contract into U.S. dollars. Such delays could create challenges in managing Gorilla’s working capital needs, particularly if Gorilla is not able to accurately predict the timing of its receipt of U.S. dollars. Given the limited demand for EGP on overseas markets, Gorilla believes that the most viable mechanism to convert EGP into U.S. dollars is through financial institutions in Egypt, notwithstanding the fact that such processes may be time consuming and difficult to predict. In addition, regardless of whether Gorilla is able to quickly and efficiently convert EGP into U.S. dollars to satisfy this project’s working capital needs, if EGP depreciates relative to other currencies during the term of the Egypt Contract, such depreciation could have a material adverse effect on Gorilla’s results of operations, liquidity, and financial condition. If Gorilla is unable to convert EGP to other currencies when and as needed, Gorilla will be exposed to currency exchange risk relating to such retained funds denominated in EGP, which may adversely impact Gorilla’s profitability and subject Gorilla to significant foreign exchange risk, which could have a material adverse effect on Gorilla’s results of operations, liquidity and financial condition.

The Government of Egypt’s obligations under the Egypt Contract are contingent on Gorilla obtaining letters of guarantee from banks pursuant to which such banks shall partially guarantee to cover shortfalls on the part of Gorilla to fulfill its obligations under the Egypt Contract, and any failure to obtain such letters of guarantee could materially and adversely affect Gorilla’s business, results of operations, and financial condition.

The GoE’s obligations under the Egypt Contract are contingent on two letters of guarantee being issued by bank(s) chartered and doing business in Egypt. The letters of guarantee shall collectively guarantee any shortfall by Gorilla to perform under the contract in an amount equal to 12% of the aggregate value of the contract. Amounts subject to a 7% letter of guarantee (the “LGAP”) shall increase in the event of payments by the GoE (not including the EGP 600 million advance payment) or decrease in the event Gorilla provides goods and services required under the Egypt Contract, in each case, by 7% of the value of the payment made by the GoE or the services provided by Gorilla. The amounts subject to the other such letter of guarantee (the “LGP”) may increase in the event of certain delays in performance by Gorilla. The LGAP may be canceled upon the earlier of delivery of products with a value equal to 7% of the Contract Price and December 30, 2023. The LGP will be cancelled upon completion of the Egypt Contract.

Gorilla is required to provide partial or full collateral in the form of cash and/or letter of credit in order for the bank(s) to issue the letters of guarantees under the Egypt Contract. This can result in payments received (including the EGP 600 million advance payment) being temporarily collateralized for the letters of guarantee until expiration or cancelation by the issuing bank(s). Gorilla may incur such costs in connection with the letter of guarantee which guarantees 5% of the Contract Price, the issuance of which is pending (such issuance being required within 21 days of signing of the Egypt Contract as a technical condition to effectiveness of the Egypt Contract). This could temporarily impact Gorilla’s free cash for use in operations and prolong its working capital cycle and liquidity (notwithstanding the GoE’s payments to Gorilla in 2023).

Geographic areas in which Gorilla operates and plans to operate in the future have been and may continue to be subject to political and economic instability.

We have historically conducted much of our business in Taiwan and have only recently expanded our platform into Egypt. Our growth strategy is premised on the rapid expansion of our platform into emerging markets. Several of the countries in which we operate or plan to operate our business have previously, and in the future may be, subject to instances of political instability, civil unrest, hostilities, terrorist activities and economic volatility. Any such events may lead to, among other things, inability to fulfill our obligations under the Egypt Contract or other regions in which Gorilla may operate or expand. Civil unrest may inhibit our ability to realize the full benefits of the Egypt Contract. Political strife constitutes a force majeure under the Egypt Contract and may in certain conditions partially relieve the GoE or us of our obligations under the Egypt Contract. Any such developments and any other forms of political or economic instability in our markets may harm our business, financial condition and operating results.

We are subject to privacy laws and regulations in Egypt, and compliance with these laws and regulations could impose significant compliance burdens.

We are subject to privacy laws and regulations in Egypt, including but not limited to the law entitled Protection of Personal Data (“Egyptian Data Protection Law”) issued under Resolution No. 151, enacted in July 2020. Application of this new law is pending the promulgation of certain executive regulations for implementation of the data privacy obligation on entities and is also impending establishment of the Data Privacy Authority provided for under such law. Should these executive regulations and the Data Protection Centre (as contemplated in the Egypt Data Protection Law) be enacted in the near future, it may increase our burden of compliance under the Egypt Contract.

Our sales to public sector customer are subject to a number of additional challenges and risks.

We derive much of our revenues from contracts with foreign governments, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. For our sales to these public sector customers, we must comply with laws and regulations relating to the formation, administration and performance of contracts, which affect how our partners and how we do business with governmental agencies. These laws and regulations provide public sector customers rights, many of which are not typically found in commercial contracts. Such rights may include price protection, the accuracy of information provided to the government, compliance with procurement integrity and government ethics, compliance with specified product certifications, product restrictions, pre-conditions for access to controlled or classified information, compliance with supply chain requirements, labor regulations, and other terms that are particular to public sector customers. The Egypt Contract is governed by Egyptian law and requires our employees to comply with Egyptian laws and regulations relating to non-Egyptian citizens working in Egypt. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to bid protests, contract cure actions, contract actions grounded in fraud, claims for damages or other relief, penalties, termination of contracts, loss of exclusive rights in our intellectual property, substantial audit or re-procurement costs and temporary suspension or permanent debarment from government contracting. Any such damages, penalties, disruptions or limitations in our ability to do business with the public sector could have a material adverse effect on our business operations and financial results.

Factors that could impede our ability to maintain or increase the amount of revenues derived from government contracts, include:

●	changes in fiscal or contracting policies;

●	decreases in available government funding;

●	ability to adapt to public sector budgetary cycles and funding authorizations, with funding reductions or delays having an adverse impact on public sector demand for our products;

●	changes in government procurement programs or applicable requirements;

●	changes in government sanctions programs and related policies;

●	changes in government regulations around the world related to, among other things, national defense, cybersecurity, supply chain security, and critical infrastructure designations;

●	noncompliance with laws, contract provisions or government procurement or other applicable regulations, or the perception that any such noncompliance has occurred or is likely;

●	changes in the political environment and budgeting, including before or after a change of leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding;

●	ability to obtain or maintain the organizational and personnel clearances required to perform on classified contracts for government customers, or to obtain or maintain security clearances for our employees;

●	changes to government certification requirements or approved product lists;

●	ability to maintain products on key government acquisition contracts;

●	an extended government shutdown or other potential delays or changes in the government appropriations or other funding authorization processes including as a result of events such as war, incidents of terrorism, natural disasters, and public health concerns or epidemics;

●	changes in the duration of, and product expansion and offerings in, our contracts and subcontracts with government and prime contractor customers;

●	delays in the payment of our invoices by government or prime contractor payment offices; and

●	bid protests by competitors.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our products in the future or otherwise have an adverse effect on our business operations and financial results. To the extent that we become more reliant on contracts with government entities, including foreign government entities, in the future, our exposure to such risks and challenges could increase, which in turn could adversely impact our business.

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